November 16, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Quigley Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 9, 2009 Definitive Proxy Statement on Schedule 14A Filed April 2, 2009 File Number: 000-21617

Dear Mr. Rosenberg:

On behalf of The Quigley Corporation (the “Company”) we hereby transmit via EDGAR the following responses to the Staff’s comment letter of November 3, 2009.  To assist your review, we have retyped the text of the Staff’s comments in bold face type.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 27

1.
Please refer to your response to prior comment one.  Please revise your proposed disclosure to quantify each component of the $586,528 portion and the $544,911 portion of the 2008 provision.  It appears that both amounts include returns due to discontinued products.  The $586,528 portion includes an estimate for returns due to expired products and an estimate of returns for discontinued products due to poor retail sell through.  The $544,911 is mainly due to discontinued products.

Response:

The Company does not impose a period of time within which product may be returned.  All requests for product returns must be submitted to the Company for pre-approval.  The main components of the Company’s returns policy are: (i) the Company will accept returns that are  due to damaged product that is un-saleable and such return request activity fall within an acceptable range, (ii) the Company will accept returns for products that have reached or exceeded designated expiration dates and (iii) the Company will accept returns in the event that the Company discontinues a product such that the customer will have the right to return only such item that it purchased directly from the Company.  The Company will not accept return requests pertaining to customer inventory “Overstocking” or “Resets”.   The Company will only accept return requests for product in its intended package configuration.  The Company reserves the right to terminate shipment of product to customers who have made unauthorized deductions contrary to the Company’s Return Policy or pursue other methods of reimbursement. The Company compensates the customer for authorized returns by means of a credit applied to amounts owed or to be owed and in the case of discontinued product only, also by way of an exchange.  The Company does not have any significant product exchange history.

KELLS BUILDING • 621 N. Shady Retreat Road • PO Box1349 • Doylestown, PA 18901-1349 • U.S.A
Telephone: 215-345-0919 • Fax: 215-345-5920 • For information: www.quigleyco.com

The increase in the fiscal 2008 return provision was principally due to non-routine returns, obsolete product and product mix realignment by certain of our customers.  “Non-routine” returns are defined as product returned to the Company as a consequence of unanticipated circumstances principally due to (i) retail store closings or (ii) unexpected poor retail sell through to consumers causing the Company to discontinue the product.  “Obsolete” returns are defined as product returned to the Company as a consequence of product shelf-life “use by” expiration date.  “Product mix realignment” returns are defined as product returned to the Company due to initiatives by the trade to discontinue purchasing certain of the Company’s products.  Product mix realignment returns are generally nominal and are frequently related to discontinued or soon to be discontinued products.

The Company’s return policy accommodates returns for (i) discontinued products, (ii) store closings and (iii) products that have reached or exceeded designated expiration date. The following is a summary of the change in the return provision for the year ended December 31, 2008 (in thousands):

Amount
Return provision at December 31, 2007	$296
Return provision at December 31, 2008	1,427
Increase in the return provision at December 31, 2008	$1,131

For the year ended December 31, 2008, the return provision increased by $1.1 million to $1.4 million.  The increase in the return provision was principally due to (i) a charge of $552,000 attributable to products which were discontinued during Fiscal 2008 as a consequence of both return criterion of (a) poor retail sell through to consumers (non-routine returns) and (b) the decreasing shelf-life of the products as expiration dates came due (obsolete returns), (ii) a charge of $209,000 due principally to discontinued product flavors (non-routine returns), (iii) a charge of $165,000 for product returns attributable to store closings (non-routine returns), (iv) a charge of $102,000 for products with shelf-life expiration dates (obsolete returns) and (v) a charge of  $103,000 as a consequence of an increase in product returns experienced during the period.

We will provide disclosure of the above-mentioned definitions in future filings, as well as other subject matters discussed in this response if we determine that a reasonable investor would consider such information to be material to an investment decision.

2.
Please refer to your response to prior comment two.  It appears that a material amount of the current year provision was attributable to a change in return estimate for prior period sales, please revise your roll-forward schedule on page 28 to separately disclose the amount of the provision due to current year sales and prior period sales.  In assessing materiality, we believe that consideration should be given to the effect on loss from continuing operations before taxes for the periods presented.

Response:

The roll-forward of the sales returns and allowance reserve as of December 31, 2008 and 2007 is as follows (in thousands):

Sales Returns and Allowances	2008	2007

Balance at beginning of the period	$296	$473

Provision for returns and allowance - current period sales	1,593	1,104
Provision for returns and allowance - prior period sales	761	-
Returns and allowances recorded - current period	(1,223)	(1,281)

Balance at end of the period	$1,427	$296

For the year ended December 31, 2008, 2007 and 2006, net sales of products with limited shelf-life and expiration dates were $265,000, $2.4 million and $317,000, respectively.

Approximately $761,000 of the increase in the Company’s return provision at December 31, 2008 as compared to the return provision at December 31, 2007, was principally due to (i) a charge of $552,000 for a product with a shelf-life expiration date that was launched by the Company during Fiscal 2007 and subsequently discontinued in Fiscal 2008 and (ii) a charge of $209,000 for discontinued product flavors.  The Company determined in Fiscal 2008 to discontinue these products due to poor retail sell through to consumers.  The increase in the return provision for the year ended December 31, 2008 relating to prior period sales represented 3.7% and 11.9% of the Company’s reported net sales and net loss from continuing operations, respectively.

Item 8.  Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-4

3.
Please refer to the revised Statements of Cash flows for the three year fiscal period ended December 31, 2008 and the quarterly period ended March 31, 2009 in response to prior comment three.  It is not clear whether operating, investing and financing activities related to the discontinued operations for each period is presented in their respective categories, particularly given that you now have included cash and cash equivalents of discontinued operations at the bottom of the statements of cash flows as part of the reconciliation of beginning cash and cash equivalents.  Please revise to appropriate classify operating, investing and financing activities related to discontinued operations or tell us how your presentation complies with SFAS 95.

Response:

The Company believes the presentation of its Statement of Cash Flows (the “Statement”) complies with SFAS 95 (ASC-230).  Each component reconciling the changes in the Company’s cash flows from operating, investing and financing activities includes components attributable to both continuing and discontinued operations.  The reconciliation presented at the bottom of the Statement references cash balances attributable to discontinued operations.  These cash balances are presented as a consequence of the Company’s balance sheet classification of certain cash attributed to the discontinued operation as of December 31, 2007 and 2006.  At the December 31, 2007 and 2006, cash balances in the amount $952,000 and $1.5 million, respectively, were reported as a component of assets of discontinued operations rather than a component of cash and cash equivalents.

To clarify the impact of cash flows on cash and cash equivalents we propose to revise the cash flows presentation previously provided to you as follows:

1.	Years ended December 31, 2008, 2007 and 2006:

THE QUIGLEY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (REVISED)
(in thousands)

	Year Ended Dec 31, 2008	Year Ended Dec 31, 2007	Year Ended Dec 31, 2006

Cash flows from operating activities:
Net loss	$(5,534)	$(2,458)	$(1,748)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Loss on asset impairment	100	-	-
Depreciation and amortization	745	996	1,327
Loss on the sales of fixed assets	27	20	-
Sales allowance and provision for bad debts	1,283	(298)	(341)
Inventory valuation provision	332	438	(680)
(Increase) decrease in assets and liabilities:
Accounts receivable	867	182	1,664
Inventory	1,479	(987)	318
Prepaid expenses and other current assets	80	(48)	366
Other assets	88	83	(69)
Accounts payable	156	(348)	114
Accrued royalties and sales commissions	(290)	328	451
Accrued advertising	(73)	(770)	(710)
Other current liabilities	(3,269)	1,551	265
Net cash (used in) provided by operating activities	(4,009)	(1,311)	957
Cash flows from investing activities:
Capital expenditures	(201)	(533)	(697)
Proceeds from the sale of fixed assets	17	-	118
Net cash flows used in investing activities	(184)	(533)	(579)

Cash flows from financing activities:
Principal payments on debt	-	-	(1,464)
Stock options and warrants exercised	64	173	1,958
Net cash provided by financing activities	64	173	494

Net (decrease) increase in cash and cash equivalents	(4,129)	(1,671)	872

Cash and cash equivalents at beginning of period	15,134	16,291	16,384

Add: cash and cash equivalents of discontinued operations at beginning of period	952	1,466	501

Net (decrease) increase in cash and cash equivalents	(4,129)	(1,671)	872

Less: cash and cash equivalents of discontinued operations at end of period	-	(952)	(1,466)

Cash and cash equivalents at end of period	$11,957	$15,134	$16,291

Supplemental disclosures of cash flow information:
Interest	$-	$-	$22
Taxes	$-	$-	$89

2.	Three month periods ended March 31, 2009 and 2008:

THE QUIGLEY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (REVISED)
(in thousands)
(unaudited)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
Cash Flows from operating activities:
Net loss	$(2,199)	$(1,569)
Adjustments to reconcile net loss to net cash provided by (used in) continuing operations:
Depreciation and amortization	157	182
Loss on the sales of fixed assets	-	17
Sales allowance and provision for bad debts	(536)	(277)
Inventory valuation provision	(176)	(477)
Changes in operating assets and liabilities:
Accounts receivable	3,264	3,571
Inventory	(69)	976
Accounts payable	(403)	(60)
Accrued royalties and sales commissions	(158)	(298)
Accrued advertising	(214)	(173)
Other operating assets and liabilities, net	692	(1,708)
Net cash provided by operating activities	358	184

Cash flows from (used by) investing activities:
Capital expenditures	(71)	(12)

Net cash flows provided by (used in) investing activities	(71)	(12)

Cash flows from financing activities:
Stock options and warrants exercised	-	8
Net cash provided by financing activities	-	8

Net increase in cash and cash equivalents	287	180

Cash and cash equivalents at beginning of period	11,957	15,133

Add: cash and cash equivalents of discontinued operations at beginning of period	-	952

Net increase in cash and cash equivalents	287	180

Less: cash and cash equivalents of discontinued operations at end of period	-	-

Cash and cash equivalents at end of period	$12,244	$16,265

Supplemental disclosures of cash flow information:
Interest	$-	$-
Taxes	$-	$-

If you have any questions or comments with respect to the Company’s responses, please contact the undersigned at (215) 345-0919, our attorneys, Mr. Jason Barr at (212) 549-5428 or Mr. Herbert Kozlov at (212) 549-0241.

Sincerely,

Robert V. Cuddihy, Jr.
Interim Chief Financial Officer

cc:	United States Securities and Exchange Commission
Dana Hartz, Staff Accountant
Don Abbott, Review Accountant
Bryan Pitko, Staff Attorney
Jeffrey Riedler, Assistant Director

The Quigley Corporation
Ted Karkus, Chief Executive Officer

Reed Smith LLP
Herbert F. Kozlov, Esq.
Jason Barr, Esq.